UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): October 4, 2026

American Hospitality Properties REIT, Inc.

(Exact name of issuer as specified in its charter)

Delaware	83-2386947
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)

14643 Dallas Parkway, Suite 970, Dallas, Texas	75254
(Full mailing address of principal executive offices)	(Zip Code)

(214) 750-2967

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 2.	Bankruptcy or Receivership

On October 4, 2026, American Hospitality Properties REIT, Inc. (the “Company”) and certain of its subsidiaries (collectively with the Company, the “Debtors”) each filed voluntary petitions for relief under chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Northern District of Texas (the “Bankruptcy Court”). The Debtors’ chapter 11 cases are being jointly administered under In re American Hospitality Properties REIT, Inc., et al, Case No. 26-80071 (SGJ) (Bankr. N.D. Tex. Oct. 4, 2026).

As of the date of this filing, the Debtors continue to operate their businesses and manage their properties as debtors-in-possession under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court.

Court filings and other information related to the chapter 11 proceedings are available through the Company’s claims agent at https://omniagentsolutions.com/AHPREIT. This website contains third-party content and is provided for convenience only. The documents and other information available on this website are not incorporated by reference into, and do not constitute a part of, this Current Report on Form 1-U.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

American Hospitality Properties REIT, Inc.

By:	/s/ Joseph Reardon
Joseph Reardon
President

Date: October 8, 2026